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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                        C-Bridge Internet Solutions, Inc.

 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12500B105
                  ---------------------------------------------
                                 (CUSIP Number)

                                December 17, 1999
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)

/ / Rule 13d-1(c)

/X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 12500B105

-------------------------------------------------------------------------------
               1.            Names of Reporting Persons.
                             I.R.S. Identification Nos. of above persons
                             (entities only).

               Insight Capital Partners III, LP................................

-------------------------------------------------------------------------------
               2. Check the Appropriate Box if a Member of a Group (See Instructions)

                             (a)   X...........................................

                             (b)...............................................

-------------------------------------------------------------------------------

               3.            SEC Use Only......................................
-------------------------------------------------------------------------------

               4. Citizenship or Place of Organization: Insight Capital Partners III, LP is organized under the laws of the
               State of Delaware...............................................
-------------------------------------------------------------------------------
 Number of
 Shares Bene-                      5.      Sole Voting Power          1,440,614
 ficially Owned                ------------------------------------------------
 by Each
 Reporting                         6.      Shared Voting Power        2,050,000
 Person With:
                               ------------------------------------------------

                                   7.      Sole Dispositive Power    1,440,614
                                -----------------------------------------------

                                   8.      Shared Dispositive Power   2,050,000
-------------------------------------------------------------------------------

               9.     Aggregate Amount Beneficially Owned by Each
               Reporting Person 2,075,000......................................
-------------------------------------------------------------------------------

               10.    Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)...............................
-------------------------------------------------------------------------------

               11.    Percent of Class Represented by Amount in Row (11)  12.0%
-------------------------------------------------------------------------------

               12.    Type of Reporting Person (See Instructions)   PN.........
-------------------------------------------------------------------------------

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................


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SEC 1745(3-98)

CUSIP No. 12500B105

-------------------------------------------------------------------------------
               1.            Names of Reporting Persons.
                             I.R.S. Identification Nos. of above persons
                             (entities only).

               Insight Capital Partners III - Co-Investors, LP.................

-------------------------------------------------------------------------------
               2. Check the Appropriate Box if a Member of a Group (See Instructions)

                             (a)   X...........................................

                             (b)...............................................

-------------------------------------------------------------------------------

               3.            SEC Use Only......................................
-------------------------------------------------------------------------------

               4. Citizenship or Place of Organization: Insight Capital Partners III-Co-Investors, LP is organized under the laws of the State of Delaware...................................
-------------------------------------------------------------------------------
 Number of
 Shares Bene-                      5.      Sole Voting Power            252,520
 ficially Owned                ------------------------------------------------
 by Each
 Reporting                         6.      Shared Voting Power        2,050,000
 Person With:
                               ------------------------------------------------

                                   7.      Sole Dispositive Power       252,520
                                -----------------------------------------------

                                   8.      Shared Dispositive Power   2,050,000
-------------------------------------------------------------------------------

               9.     Aggregate Amount Beneficially Owned by Each Reporting
               Person 2,075,000................................................
-------------------------------------------------------------------------------

               10.    Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)...............................
-------------------------------------------------------------------------------

               11.    Percent of Class Represented by Amount in Row (11)  12.0%
-------------------------------------------------------------------------------

               12.    Type of Reporting Person (See Instructions)   PN.........
-------------------------------------------------------------------------------

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................


-------------------------------------------------------------------------------



SEC 1745(3-98)

CUSIP No. 12500B105

-------------------------------------------------------------------------------
               1.            Names of Reporting Persons.
                             I.R.S. Identification Nos. of above persons
                             (entities only).

               Insight Capital Partners (Cayman) III, LP.......................

-------------------------------------------------------------------------------
               2. Check the Appropriate Box if a Member of a Group (See Instructions)

                             (a)   X...........................................

                             (b)...............................................

-------------------------------------------------------------------------------

               3.            SEC Use Only......................................
-------------------------------------------------------------------------------

               4. Citizenship or Place of Organization: I Insight Capital Partners (Cayman) III, L.P. is organized under the laws of the Cayman Islands......................................
-------------------------------------------------------------------------------
 Number of
 Shares Bene-                      5.      Sole Voting Power            356,866
 ficially Owned                ------------------------------------------------
 by Each
 Reporting                         6.      Shared Voting Power        2,050,000
 Person With:
                               ------------------------------------------------

                                   7.      Sole Dispositive Power       356,866
                                -----------------------------------------------

                                   8.      Shared Dispositive Power   2,050,000
-------------------------------------------------------------------------------

               9.     Aggregate Amount Beneficially Owned by Each Reporting
               Person 2,075,000................................................
-------------------------------------------------------------------------------

               10.    Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)...............................
-------------------------------------------------------------------------------

               11.    Percent of Class Represented by Amount in Row (11)   12.0%
-------------------------------------------------------------------------------

               12.    Type of Reporting Person (See Instructions)   PN.........
-------------------------------------------------------------------------------

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................


-------------------------------------------------------------------------------



SEC 1745(3-98)

CUSIP No. 12500B105

-------------------------------------------------------------------------------
               1.            Names of Reporting Persons.
                             I.R.S. Identification Nos. of above persons
                             (entities only).

               Insight Venture Management, Inc.................................

-------------------------------------------------------------------------------
               2. Check the Appropriate Box if a Member of a Group (See Instructions)

                             (a)   X...........................................

                             (b)...............................................

-------------------------------------------------------------------------------

               3.            SEC Use Only......................................
-------------------------------------------------------------------------------

               4. Citizenship or Place of Organization: Insight Venture Management, Inc. is organized under the laws of the State of Delaware...........................................
-------------------------------------------------------------------------------
 Number of
 Shares Bene-                      5.      Sole Voting Power            25,000
 ficially Owned                ------------------------------------------------
 by Each
 Reporting                         6.      Shared Voting Power          0
 Person With:
                               ------------------------------------------------

                                   7.      Sole Dispositive Power       25,000
                                -----------------------------------------------

                                   8.      Shared Dispositive Power     0
-------------------------------------------------------------------------------

               9.     Aggregate Amount Beneficially Owned by Each Reporting
               Person 2,075,000................................................
-------------------------------------------------------------------------------

               10.    Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)...............................
-------------------------------------------------------------------------------

               11.    Percent of Class Represented by Amount in Row (11)   12.0%
-------------------------------------------------------------------------------

               12.    Type of Reporting Person (See Instructions)   CO.........
-------------------------------------------------------------------------------

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................


-------------------------------------------------------------------------------



SEC 1745(3-98)

                                Preliminary Note

               Per the Partnership Agreement, as amended, dated June 29, 1999, (hereinafter referred to as the "Partnership Agreement") the amounts owned by each of Insight Capital Partners III, LP, a Delaware limited partnership (hereinafter referred to as "Capital Partners"), Insight Capital Partners (Cayman) III, LP, a Cayman Islands limited partnership (hereinafter referred to as "Cayman Partners") and Insight Capital Partners III - Co-Investors, LP, a Delaware limited partnership (hereinafter referred to as "Co-Investor Partners", and, together with Capital Partners and Cayman Partners, "Insight") have been adjusted.

               Capital Partners has two side-by-side funds, Cayman Partners and Co-Investor Partners, which invest side-by-side with it. By the terms of the Partnership Agreement, each of Capital Partners, Cayman Partners and Co-Investor Partners is required to invest in each Insight portfolio company pro-rata based on their respective aggregate capital commitments from time to time. The aggregate capital commitment of Co-Investor Partners increased on October 31, 1999, as Co-Investor Partners took on additional investors. As such, the filing information regarding Capital Partners, Cayman Partners and Co-Investor Partners must be adjusted as set forth in this Amendment No. 1 to Form 13G.

               In addition, on January 18, 2000, Capital Partners sold a warrant (hereinafter referred to as the "Warrant") to JF Ventures, an Illinois corporation (hereinafter referred to as "JF") for 50,000 shares of Common Stock, $.01 par value, of the Issuer for a price per share of $8.50. JF exercised the Warrant on January 26, 2000 for an aggregate consideration of $425,000.

               Consistent with the terms of the Partnership Agreement, the dilution resulting from the issuance of the Warrant to JF will be borne by each of Capital Partners, Cayman Partners and Co-Investor Partners on a pro-rata basis based on their respective aggregate capital commitments. As such, the filing information regarding Capital Partners, Cayman Partners and Co-Investor Partners must be further adjusted as set forth in this Amendment No. 1 to Form 13G.

Item 1.

        Name of Issuer:

               C-Bridge Internet Solutions, Inc.

               Address of Issuer's Principal Executives Offices:
               219 Vassar Street, Cambridge, MA  02139

Item 2.

(a)            Name of Person Filing:

               Insight Capital Partners III, LP
               Insight Capital Partners III - Co-Investors, LP
               Insight Capital Partners (Cayman) III, LP
               Insight Venture Management, Inc.

               See additional information contained in Exhibit 2(a) attached hereto and incorporated herein by reference.

(b)            Address of Principal Office, or if none, Residence:

               527 Madison Avenue, 10th Floor, New York, NY 10022

(c)            Citizenship:

               Delaware

(d)            Title and Class of Securities (of Issuer):

               Common Stock

(e)            CUSIP Number:

               12500B105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or ss.ss.240.13d-2(b) or (c), check whether the person filing is a:

               N/A

Item 4. Ownership

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)            Amount Beneficially Owned:

               Insight Capital Partners III, LP:                       1,440,614 (as of September 21, 2000)
               Insight Capital Partners III - Co-Investors, LP:        252,520 (as of September 21, 2000)
               Insight Capital Partners (Cayman) III, LP:              356,866 (as of September 21, 2000)
               Insight Venture Management, Inc.:                       25,000 (as of September 21, 2000)

               See additional information contained in Exhibit 4(a) attached hereto and incorporated herein by reference.

(g)            Percentage of Class:

               Insight Capital Partners III, LP:                       8.4% (as of September 21, 2000)
               Insight Capital Partners III - Co-Investors, LP:        1.5% (as of September 21, 2000)
               Insight Capital Partners (Cayman) III, LP:              2.1% (as of September 21, 2000)
               Insight Venture Management, Inc.:                       0.1% (as of September 21, 2000)

               Aggregate:  12.0% (as of September 21, 2000)

(h)            Number of shares as to which such person has:

(i)            Insight Capital Partners III, LP:                                            1,440,614
               Insight Capital Partners III - Co-Investors, LP:                252,520
               Insight Capital Partners (Cayman) III, LP:                      356,866
               Insight Venture Management, Inc.:                                25,000

(ii)           Insight Capital Partners III, LP:                                            2,050,000
               Insight Capital Partners III - Co-Investors, LP:              2,050,000
               Insight Capital Partners (Cayman) III, LP:                    2,050,000
               Insight Venture Management, Inc.:                                     0

(iii)          Insight Capital Partners III, LP:                                            1,440,614
               Insight Capital Partners III - Co-Investors, LP:                252,520
               Insight Capital Partners (Cayman) III, LP:                      356,866
               Insight Venture Management, Inc.:                                25,000

(iv)           Insight Capital Partners III, LP:                                            2,050,000
               Insight Capital Partners III - Co-Investors, LP:              2,050,000
               Insight Capital Partners (Cayman) III, LP:                    2,050,000
               Insight Venture Management, Inc.:                                     0


Item 5. Ownership of Five Percent or Less of a Class

               N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               N/A

Item 8. Identification and Classification of Members of the Group

               N/A

Item 9. Notice of Dissolution of Group

               N/A

Item 10. Certification

               N/A

                                  EXHIBIT 2(a)

Item 2.        Identity and Background.

               This statement is being filed by Insight Capital Partners III, LP, a Delaware limited partnership (hereinafter referred to as "Capital Partners"), Insight Capital Partners III - Co-Investors, LP, a Delaware limited partnership (hereinafter referred to as "Co-Investor Partners"), Insight Capital Partners (Cayman) III, LP, a Cayman Islands limited partnership (hereinafter referred to as "Cayman Partners"), and Insight Venture Management, Inc., a Delaware corporation (hereinafter referred to as "Venture Management"), each of whose principal office is located at c/o Insight Capital Partners III, LP, 527 Madison Avenue, 10th Floor, New York, New York, 10022. Each of Capital Partners, Co-Investor Partners, Cayman Partners, and Venture Management is engaged in the venture capital business.

               InSight Venture Associates III, LLC, a Delaware Limited Liability Company (hereinafter referred to as "Venture Associates") is the sole general partner of each of Capital Partners, Co-Investor Partners and Cayman Partners, and as such may be deemed to be the beneficial owner of all shares held by Capital Partners, Co-Investor Partners and Cayman Partners. The managing members of Venture Associates are William Doyle, Ramanan Raghavendran, Jeffrey Horing, Peter Sobiloff, Jerry Murdock and Roel Pieper, and as such may be deemed to be the beneficial owners of all the shares held by Capital Partners, Co-Investor Partners and Cayman Partners. Jeffrey Horing, Jerry Murdock and Roel Pieper are the designated members of Venture Associates and the ultimate controlling persons of Venture Associates.

               The officers and directors of Venture Management are Jeffrey Horing, President and Director and Jerry Murdock, Vice President and Director, each of whom are also the sole stockholders of Venture Management, and as such may be deemed to be the beneficial owners of all shares held by Venture Management.

                                  EXHIBIT 4(a)

Item 4.  Ownership.

               The amounts set forth above give pro forma effect to the warrant (hereinafter referred to as the "Warrant") sold by Insight Capital Partners III, LP, a Delaware limited partnership (hereinafter referred to as "Capital Partners") to JF Ventures, an Illinois corporation (hereinafter referred to as "JF") for 50,000 shares of Common Stock, $.01 par value, of the Issuer for a price per share of $8.50. JF exercised the Warrant on January 26, 2000 for an aggregate consideration of $425,000.

               Consistent with the terms of the Partnership Agreement, as amended, dated June 29, 1999, the dilution resulting from the issuance of the Warrant to JF will be borne by each of Capital Partners, Insight Capital Partners III - Co-Investors, LP, a Delaware limited partnership, and Insight Capital Partners (Cayman) III, LP, a Cayman Islands limited partnership, on a pro-rata basis based on their respective aggregate capital commitments.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    INSIGHT CAPITAL PARTNERS III, L.P.

                    By:  Insight Venture Associates, III, LLC
                           its General Partner

                    By:  /s/     Jeffrey Horing
                         --------------------------------------------
                    Name:  Jeffrey Horing
                    Title: Managing Member, Insight Venture Associates III, LLC

                    Date:  September 21, 2000

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   INSIGHT CAPITAL PARTNERS III - CO-INVESTORS, L.P.

                   By:  Insight Venture Associates, III, LLC
                          its General Partner

                   By:  /s/     Jeffrey Horing
                        -------------------------------------------------------
                   Name:  Jeffrey Horing
                   Title: Managing Member, Insight Venture Associates III, LLC



                   Date:  September 21, 2000

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              INSIGHT VENTURE MANAGEMENT, INC.

                              By:  /s/     Jeffrey Horing
                                   ---------------------------
                              Name:  Jeffrey Horing
                              Title: President

                              Date:  September 21, 2000

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   INSIGHT CAPITAL PARTNERS (CAYMAN) III, L.P.

                   By:  Insight Venture Associates, III, LLC
                          its General Partner

                   By:  /s/     Jeffrey Horing
                        -------------------------------------------------------
                   Name:  Jeffrey Horing
                   Title: Managing Member, Insight Venture Associates III, LLC

                   Date:  September 21, 2000